Mail Stop 3561

March 10, 2006

Via Fax and U.S. Mail

Bianca A. Russo
Secretary
J.P. Morgan Chase Commercial Mortgage Securities Corp.
270 Park Avenue
New York, NY 10017

Re: **J.P. Morgan Chase Commercial Mortgage Securities Corp.**
        Amendment No. 1 to Registration Statement on Form S-3
        File No. 333-130786, filed on 2/21/2006

Dear Ms. Russo:

        We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Supplement

Reports to Certificateholders, Certain Available Information, page S-94

1. Please revise item (7) to include a bracketed placeholder for bucket delinquencies past 90 days.

2. We note your response to prior comment 19. Please provide a table, rather than a narrative, setting forth the requested delinquency information.

Pooling and Servicing Agreement

Section 11.01

3. Please delete the phrase "consensus among participants in the asset-backed securities market" which might suggest that market participants acting alone can alter Regulation AB. Please revise to confirm that you will comply with the rules and interpretive positions set forth by the Commission and the staff.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director